ASSIGNMENT AND TRANSFER OF MEMBERSHIP INTEREST

NVC HOLDINGS, LLC

THIS ASSIGNMENT AND TRANSFER OF MEMBERSHIP INTEREST (“Assignment”) dated December 29, 2023, is by and among Thomas DeNunzio, (“Assignor”) and Member of NVC Holdings, LLC, a Wyoming Limited Liability Company (the “Company”), Sparx Holdings, LLC, a Wyoming Limited Liability Company (the “Assignee”) solely owned by Cassandra DeNunzio, and Jeffrey DeNunzio, Managing Member of the Company, collectively (the “Parties”).

WHEREAS, Mr. Thomas DeNunzio and Mr. Jeffrey DeNunzio, father and son respectively each own fifty percent (50%) of the outstanding membership interest of the Company. Ms. Cassandra DeNunzio is the daughter of Mr. Thomas DeNunzio and Jeffrey DeNunzio is her brother.

WHEREAS, the Assignor, effective as of as of the date hereof (the “Effective Date”), wishes to assign and transfer, and Assignee wishes to accept, all of the Assignor’s Interest, representing fifty percent (50%) of the outstanding membership interests of the Company (the “Assigned Interest”).

NOW THEREFORE and in consideration of the sum of Ten Dollars ($10.00), and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto represent and agree as follows:

1. Ownership of Assignor’s Interest. Assignor hereby represents that he is the owner, beneficially and of record, of all of the Assigned Interest, free and clear of any claim, lien, option, charge, restriction, or encumbrance of any nature whatsoever (collectively, “Encumbrances”). Assignor has full requisite power and authority to sell, convey, transfer, assign, and deliver the Assignor’s Interest to Assignee according to the terms and the provisions of this Assignment so as to vest in Assignor, and upon executing this Assignment, Assignor shall vest in the Assignee, good and marketable title to the Assigned Interests free and clear of any and all Encumbrances.

2. Assignment and Assumption of Interest. The Assignor, as of the Effective Date, hereby assigns, and transfers the Assigned Interest, to the Assignee so that Assignee receives fifty percent (50%) of the outstanding membership interest of the Company, and the Assignee hereby assumes and accepts the above-described assignment.

3. Acceptance by Assignee. The Assignee (a) accepts the assignment of all of the Assignor’s rights, titles, and interests in and to the Assigned Interest, (b) agrees to be bound by all of the terms, covenants, and conditions of the Operating Agreement.

4. Consent of Assignee. The Assignee consents to become a Member of the Company at the effective date of this Agreement.

5. Resignation. In addition, effective the date hereof, Assignor withdraws and resigns as a member of the Company.

6. Binding Effect. This Assignment shall be binding upon and inure to the benefit of the parties hereto and their successors, heirs, legal representatives and permitted assigns, and shall be governed by and construed in accordance with the laws of the State of Wyoming.

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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly executed and delivered as of the date first set forth above.

ASSIGNOR:

NVC HOLDINGS, LLC

By: /s/ Thomas DeNunzio

Name:  Thomas DeNunzio

ASSIGNEE:

Sparx Holdings, LLC

By: /s/ Cassandra DeNunzio

Name: Cassandra DeNunzio

Title: Member

The undersigned execute this Assignment to evidence Assignor’s consent to the assignment of Assigned Interest from Mr. Thomas DeNunzio to Sparx Holdings, LLC.

NVC Holdings, LLC

By: /s/ Jeffrey DeNunzio

Name: Jeffrey DeNunzio

Title: Member

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